Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In thousands)

	Fiscal Year Ended
	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007
Earnings (loss) before income taxes	$(44,209)	$(45,975)	$(44,704)	$(3,876)	$91,567
Add:
Interest expense	1,822	1,568	747	742	214
Rental expense factor (1)	32,557	34,636	35,342	29,809	29,021
Earnings available for fixed charges	$(9,830)	$(9,771)	$(8,615)	$26,675	$120,802
Fixed charges:
Interest expense	$1,822	$1,568	$747	$742	$214
Rental expense factor (1)	32,557	34,636	35,342	29,809	29,021
Total fixed charges	$34,379	$36,204	$36,089	$30,551	$29,235
Ratio of earnings to fixed charges	(0.29)	(0.27)	(0.24)	0.87	4.13

(1)          “Rental expense factor” is the portion of rental expense estimated to be representative of the interest expense within rental expense under operating leases.

The ratio of earnings to fixed charges is computed by dividing income or loss before taxes plus fixed charges by fixed charges.  Fixed charges include interest expense, financing fees and an estimate of the interest expense within rent expense under operating leases.